January 4, 2006
Writer’s Direct Contact
213/892-5251
HCohn@mofo.com

By Overnight Delivery
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Vestin Realty Trust II, Inc.
Registration Statement on Form S-4 (File No. 333-125121)
Dear Ms. Garnett:
On behalf of Vestin Realty Trust II, Inc. (the “Company”), we are transmitting for filing Amendment No. 6 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-125121) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from Amendment No. 5 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2005.
The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated December 29, 2005. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.
In addition, the Company has submitted concurrently herewith a request to accelerate the effective date of the Registration Statement so that it may be declared effective at 12:00 noon, East Coast time, on Monday, January 9, 2006, or as soon thereafter as practicable.
1.	Comment: We note your response to comment 1; however, we reissue the comment. Please disclose information about the alternative proposal(s), the meeting and the plans for the rescheduled meeting.
Response: In response to the Staff’s comment, the Company has provided additional disclosure as requested. Please see “Merger Proposal — Background of the REIT Conversion” on page 25.
2.	Comment: We have reviewed your response to comment #5. Please restate your financial statements as of and for the period ending June 30, 2005 to reflect the following:

Karen J. Garnett
January 4, 2006
Page Two
•	Record legal and other expenses of approximately $590,000 and reduce the balance of investment in real estate loans by the same amount, to correct the capitalization of legal expenses into the principal balance of the restructured loan;
•	Record an impairment of approximately $500,000 which reflects the difference between the present value of the cash flows to be received under the original note and the present value of the cash flows to be received under the restructured note, discounted at the effective interest rate of the loan, which should be based on the original contractual rate of 12.5%; and
•	Restate your general valuation allowance to reflect the original general valuation allowance of $2,459,000 prior to your last amendment.
If you believe that your general valuation allowance at June 30, 2005 was overstated, that may be considered as an issue separate from the above restatement, but a more comprehensive and detailed analysis of the general valuation allowance than the one provided in your response would be necessary for us to consider such a restatement.
Response: In response to the Staff’s comment, the Company has restated its financial statements for the year ended June 30, 2005 as requested, and have made conforming changes to the Management’s Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in the Registration Statement.
3.	Comment: Please restate the notes to your financial statements to eliminate any references to the amount you are referring to as imputed interest (approximately $860,000 or $839,000) related to the restructured note.
Response: In response to the Staff’s comment, the Company has revised the notes to its financial statements as requested.

Karen J. Garnett
January 4, 2006
Page Three
Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Charles C. Kim at (213) 892-5742.
Very truly yours,
/s/ Hillel T. Cohn
Hillel T. Cohn

enclosures

cc:	Michael McTiernan — Securities and Exchange Commission
Eric McPhee — Securities and Exchange Commission
Dan Gordon — Securities and Exchange Commission
Michael V. Shustek — Vestin Realty Trust II, Inc.
Ira Levine, Esq. — Levine Garfinkel & Katz